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                                                                 Exhibit (h)(26)


                              CALAMOS ADVISORS LLC
                               2020 CALAMOS COURT
                           NAPERVILLE, ILLINOIS 60563

                                   May 8, 2007

Calamos Investment Trust
2020 Calamos Court
Naperville, Illinois 60563

Ladies and Gentlemen:

     Calamos Advisors LLC ("Calamos Advisors") hereby undertakes as follows:

     In the interest of limiting the expenses of Calamos Government Money Market Fund (the "Fund"), a series of Calamos Investment Trust, Calamos Advisors undertakes to reimburse the Fund to the extent, but only to the extent, that the total annual operating expenses of Class I shares of the Fund through February 29, 2008, as a percentage of the average net assets of such class of shares (excluding taxes, interest, all commissions and other normal charges incidental to the purchase and sale of portfolio securities, and extraordinary charges such as litigation costs, but including fees paid to Calamos Advisors), exceed 0.27%.

     The amount of the expense reimbursement to the Fund (or any offsetting reimbursement by the Fund to Calamos Advisors) shall be computed on an annual basis, but accrued and paid monthly. This undertaking shall be binding upon any successors and assigns of Calamos Advisors.

                                        Very truly yours,

                                        CALAMOS ADVISORS LLC


                                        By: /s/ Patrick H. Dudasik
                                            ------------------------------------
                                            Patrick H. Dudasik, EVP, CFO &
                                            Treasurer


Agreed and accepted by
CALAMOS INVESTMENT TRUST


By: /s/ James S. Hamman, Jr.
    ---------------------------------
    James S. Hamman, Jr., Secretary